

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 9, 2016

Via E-mail
Gulmira Makhmutova
President, Treasurer and Director
Makh Group Corp.
338 Meihuadong st. №703,
Zhuhai, China 519000

> **Re: Makh Group Corp.**
> **Registration Statement on Form S-1**
> **Filed February 11, 2016**
> **File No. 333-209478**

Dear Makhmutova:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover Page

2. Please advise us if you retain the right to extend the offering period beyond 9 months, if so please indicate the duration of any possible extension.

3. Please provide additional disclosure regarding factors the Board of Directors may consider in deciding to terminate the offering prior to the completion of 240 days.

The Offering, page 6

4. Please revise to also address the gross proceeds if only 25% of the shares are sold.

Risk Factors, page 6

5. Ms. Makhmutova and Mr. Yaroshenko appear to reside outside of the United States. Please add a risk factor discussing the difficulties shareholders may have in bringing actions or enforcing judgments against your two executive officers and/or the company.

Dilution, page 15

6. We note your statement that "net tangible book value is the amount that results from subtracting total liabilities and from total assets." Please revise to provide a correct description of net tangible book value.

7. Please revise your dilution table to also address the dilution if only 25% of the maximum offering is sold.

Management's Discussion and Analysis or Plan of Operation, page 15

8. Please reconcile your disclosure that Ms. Makhmutova has informally agreed to advance you funds with your disclosure that you have no arrangements for additional financing.

9. Please revise your plan of operations to address your plans if only 25% of the offering shares are sold. Also clarify your plan of operations if only a nominal amount of funds are raised in the offering.

10. Please revise to include a more detailed plan of operations for the next twelve months including the timing of each of the noted steps in your business plan over the next 3 months, 6 months, 9 months, and 12 months. Your revisions should also clarify the priority in which you will seek to accomplish each step. Finally, provide an approximate timeframe to the point of generating revenues.

Directors, Executive Officers, Promoter and Control Persons, page 24

11. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Gulmira Makhmutova should serve as a director. See Item 401(e) of Regulation S-K.

Exhibits

12. It appears you will be using a subscription agreement in this offering. Please file a form of the agreement as an exhibit to the registration statement with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Matheau J. W. Stout, Esq.